Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	334-Day Period from March 8, 2006 to February 4, 2007		37-Day Period from January 30, 2006 to March 7, 2006		January 29, 2006
	(Successor)		(Predecessor)		(Predecessor)

Income before provision for income taxes	$(20,655)		$908		$6,304
Add: Total fixed charges (per below)	39,199		1,832		18,978
Less: Capitalized interest	252		70		295
Total income before provision for income taxes, plus fixed charges, less capitalized interest	18,292		2,670		24,987

Fixed charges:
Interest expense (1)	26,139		688		7,429
Bridge funding fee	1,313		—		—
Capitalized interest	252		70		295
Estimate of interest included in rental expense (2)	11,495		1,074		11,254
Total fixed charges	$39,199		$1,832		$18,978

Ratio of earnings to fixed charges (3)	0.47	x	1.46	x	1.32	x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).
(3)	Earnings for the 334-day period ended February 4, 2007 (Successor) were insufficient to cover the fixed charges by $20,907.